Exhibit 23

IN THE MATTER OF AN ARBITRATION BETWEEN

COMMONWEALTH REIT, BARRY M.

PORTNOY, ADAM D. PORTNOY, JOSEPH

L. MOREA, WILLIAM A. LAMKIN and

FREDERICK N. ZEYTOONJIAN,

Claimants and Counterclaim Respondents,

and

REIT MANAGEMENT & RESEARCH LLC,

Claimant,

v.

CORVEX MANAGEMENT LP,

and

RELATED FUND MANAGEMENT, LLC,

Respondents and Counterclaimants.

) ) ) )

)
)
)
)
)
)	AAA No. 11-512-Y-276-13
)
)
)
)
)
)
)
)
)
)

THE COMMONWEALTH TRUSTEES’ STATEMENT OF CLAIMS

AND ANSWER TO RESPONDENTS’ COUNTERCLAIMS

The Trustees (the “Trustees”) of CommonWealth REIT (“CWH”) submit this Statement of Claims and Answer to Respondents’ Counterclaims (the “Counterclaims”) submitted to the Panel on May 30, 2013 by Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related,” and together with Corvex, “Corvex”).

SUMMARY OF STATEMENT OF CLAIMS AND ANSWER

1. CWH is one of the nation’s largest publicly-held real estate investment trusts (“REIT”), and is organized under Maryland’s pre-eminent REIT law, MD. CODE ANN., CORPS. & ASS’NS § 8-101 et seq. (the “Maryland REIT Law”). Maryland was the first state to adopt a REIT law, and now over fifty percent of publicly-traded REITs are formed in Maryland. Supporters of the Maryland REIT Law point to the flexibility it grants to REIT organizers in forming their own rules regarding the affairs of the REIT, as well as to the many provisions that protect an incumbent board and shareholders from hostile activity, as the reasons behind its overwhelming success.

2. For instance, the Maryland REIT Law requires that very little be included in a REIT’s declaration of trust. Rather, unlike corporations, almost all corporate governance provisions may be contained in the bylaws. Additionally, the trustees of a Maryland REIT have the exclusive power to adopt bylaws on behalf of the REIT and its shareholders.

3. Moreover, Maryland’s statutory Business Judgment Rule applies to all decisions made by the trustees of a REIT, and presumes that the trustees have met the duties imposed on them by Maryland law. Maryland’s legislature has also explicitly rejected any heightened duty on the part of directors or trustees responding to a threatened takeover. MD. CODE ANN., CORPS. & ASS’NS § 2-405.1(f) (“An act of a director relating to or affecting an acquisition or a potential acquisition of control of a corporation may not be subject to a higher duty or greater scrutiny than is applied to any other act of a director.”); Shenker v. Laureate Educ., Inc., 983 A.2d 408, 427 (Md. 2009). Thus, Maryland law enables the trustees of a REIT to focus on creating long-term value for shareholders, and empowers them to respond to hostile threats made by corporate raiders whose goal is to generate short-term profits for themselves and other event-driven investors.

4. Since 2008, CWH and its Trustees have been implementing precisely the type of long-term business plan that is respected and protected under Maryland law. After weathering the financial crisis, CWH and its Trustees decided to divest suburban, industrial and other non-core properties, and to instead become primarily a holder of high quality central business district office buildings.

5. As is often the case, pursuit of this long-term plan has negatively impacted short-term financial results, and attracted the attention of opportunistic investors who seek either to capture the value of the long-term plan for themselves or to extract other benefits by threatening to disrupt that plan. Here, those opportunists are Corvex and Related, two investors with a history of destroying long-term shareholder value solely for their own short-term benefits.

6. Corvex seeks to force a sale of CWH to the highest bidder, abandoning CWH’s business plan (which has begun to bear fruit) in order to lock in a quick profit. One way Corvex hopes to achieve its goal is to place its own hand-picked trustees on CWH’s Board of Trustees, effectively taking control of CWH without paying a control premium. Alternatively, Corvex hopes to threaten enough disruption, distraction, and other harm to CWH that the Trustees will capitulate to demands that benefit Corvex, at the expense of CWH and its other shareholders.

7. The first step of Corvex’s plan was to drive CWH shares into the hands of arbitrageurs by announcing several illusory “proposals” to acquire CWH for a premium to its then trading price but at a substantial discount to the valuation Corvex previously published.

8. Having driven shares into the hands of friendly, event-driven investors, Corvex then falsely disclaimed a desire to take control of CWH and shifted its focus to a purported consent solicitation (the “Consent Solicitation”), by which Corvex purports to seek to remove without cause all of the Trustees from office. As Corvex knows, removal of all of the Trustees (even if legally possible) would leave CWH rudderless, cause multiple debt defaults, trigger highly dilutive preferred share conversion rights, and destroy shareholder value. But Corvex hopes that its removal threat will give it leverage, or that, if somehow the Trustees are actually all removed, Corvex will be able to step into the vacuum and effectively take control of CWH’s management without paying a control premium. As the Trustees will show, the Consent Solicitation is legally invalid.

9. CWH’s Declaration of Trust gives the Trustees the exclusive power to set record dates for actions by written consent, and makes clear that the Trustees are not obliged to exercise that power. Moreover, pursuant to Maryland law, CWH’s Trustees have the exclusive power to adopt and amend its bylaws (the “Bylaws”).

10. Like most public companies, CWH has advance notice bylaws that establish requirements for shareholders seeking to nominate a trustee, propose other business, or seek a record date for an action by written consent (the “Advance Notice Bylaws,” which include the “Record Date Bylaws” and “Informational Requirements,” as defined below). The Advance Notice Bylaws, which were adopted by the Trustees on a “clear day,” years before Corvex began covertly purchasing shares in January 2013 and directing hostile overtures to CWH, are designed to ensure that CWH and its Trustees have adequate notice of and information regarding any proposal – including important information about the persons making the proposal – so that they can respond to the proposal in the interests of CWH and all its shareholders.

11. The Advance Notice Bylaws also benefit CWH and its shareholders by limiting the power to invoke the expensive machinery of the nomination, proposal, or written consent process to shareholders with a demonstrated long-term interest in the REIT. The Advance Notice Bylaws do not destroy the right of CWH shareholders to act by written consent. Rather, they simply ensure that any such action is initiated by a shareholder or shareholders who have the Company’s long-term prospects in mind.

12. Corvex concedes that it has failed to satisfy many of the requirements set forth in the Advance Notice Bylaws. Among other things, Corvex admits that it has not owned at least 3% of CWH’s shares continuously for three years. And, as revealed in Corvex’s motion to compel, Corvex made no attempt to comply even with the routine Informational Requirements set forth in the Advance Notice Bylaws.

13. Corvex has attempted to proceed with its unlawful Consent Solicitation notwithstanding these clear defects. Since it first went public with its hostile takeover attempt on February 26, 2013, Corvex has made serial false and misleading statements in violation of applicable Maryland law and the federal securities laws. These include, but are not limited to, the true purpose of its Consent Solicitation, and its proposed plans for the future of CWH’s business if its Consent Solicitation is successful.

14. To garner additional support for its Consent Solicitation, Corvex also has excoriated the Trustees publicly by claiming that they have engaged in a series of self-dealing transactions. These claims are frivolous. In its Counterclaims, Corvex does not allege a single fact showing that any of the Independent Trustees were not independent or somehow stood to benefit personally from any of the transactions Corvex now challenges.

15. Among other things, Corvex’s ongoing challenge to the Trustees’ decision to approve an approximately $700 million equity offering in February 2013 (the “Equity Offering”), after months of deliberation by the Trustees, is meritless. Judge Denise J. Casper of the Massachusetts federal court denied Corvex’s attempt to enjoin the Equity Offering, and rejected its characterization of the Equity Offering as an “entrenchment scheme.” Rather, Judge Casper found that the “purpose of the [equity] offering is to increase the debt stability of CommonWealth and the offering had been planned for several months in an attempt to avoid a possible credit agency downgrade, which would increase the cost of future borrowing.”

16. Corvex’s claims with respect to CWH’s management agreements with Reit Management & Research LLC (“RMR”) are equally baseless. Corvex admits that CWH has no employees of its own and relies on RMR for all of its management services. Corvex complains about the management fees paid to RMR for these services, but alleges no facts suggesting that the management fees paid by CWH to RMR were above market for other comparable, publicly-traded REITs, or that those management fees are greater than the expenses CWH would incur if it hired its own employees to perform all of the services that RMR performs. Indeed, for all its public outrage, Corvex’s allegations of self-dealing boil down to a few paragraphs that simply list the publicly-disclosed fees paid by CWH (and other RMR-managed entities of which Corvex is not even a shareholder) to RMR, followed by a conclusory statement that such fees somehow created “misaligned incentives” because CWH’s short-term stock price did not reflect the strides being made with its long-term business plan.

17. Corvex’s hostile takeover campaign will benefit only itself, to the detriment of CWH and its other shareholders.

THE PARTIES

A. CWH

18. CWH was founded in 1986 and became publicly traded on the New York Stock Exchange as a REIT that owned healthcare-related properties. During the 1990’s, CWH transformed itself into an office REIT by selling healthcare assets and buying office buildings. More recently, CWH has pursued a plan to focus more narrowly on office buildings in central business districts (“CBDs”). As a result of its ongoing business plan, CWH’s portfolio has become increasingly concentrated in office buildings located in CBDs of major metropolitan markets. CWH’s stock is included in a number of financial indices, including the Russell 1000, the MSCI US REIT Index, S&P REIT Composite Index and the FTSE EPRA/NAREIT United States Index.

19. Over the course of the years since its founding, CWH formed four subsidiary REITs that it eventually took public: Hospitality Properties Trust (HPT), a REIT that owns hotels and travel centers; Senior Housing Properties Trust (SNH), a REIT that primarily owns senior living communities; Government Properties Income Trust (GOV), a REIT that primarily owns buildings that are majority leased to government tenants and Select Income REIT (SIR), a REIT focused on owning and investing in net leased, single tenant properties.

20. Under Maryland’s REIT Law, CWH’s affairs are governed by a Declaration of Trust and Bylaws. Pursuant to its Declaration of Trust, CWH’s business is overseen by a Board of Trustees consisting of two “Managing Trustees” and three “Independent Trustees.”

21. CWH, like many other REITs, has no employees or internal management of its own. Rather, it has entered into a management agreement with RMR, which manages its day-to-day affairs.

22. RMR’s agreements to manage CWH are reviewed and approved annually by the Independent Trustees after careful consideration that includes a comprehensive review of management fees paid by comparable, publicly-traded REITs, or comparable internal costs incurred by internally-managed REITs. This external management structure is highly beneficial for CWH’s shareholders. Among other things, it creates greater economies of scale and synergy capture, which results in substantial cost savings that are passed on to CWH’s shareholders.

B. RMR

23. RMR is a real estate management company that was founded in 1986 by Barry Portnoy. Since that time, RMR has experienced extraordinary growth under the leadership of Barry Portnoy and Adam Portnoy, growing assets under management from under $100 million to more than $23 billion. RMR currently has more than 800 employees and manages companies with over 50,000 employees.

24. Although Corvex falsely claims that the fees paid by CWH and other RMR-managed entities benefit Barry Portnoy and Adam Portnoy to the detriment of the shareholders, the annual management fee paid by CWH to RMR is at, or below, the average industry general and administrative expenses for comparable publicly-traded, internally-managed REITs. In return for fees paid, CWH obtains the benefit of more than 800 RMR employees who play an integral role in managing CWH, including the day-to-day operations of its many properties across the United States and in Australia.

C. The Trustees

25. CWH’s Managing Trustees are Barry Portnoy and Adam Portnoy.

26. Barry Portnoy is a founder of both RMR and CWH. He has served as one of CWH’s Managing Trustees since its inception in 1986. Prior to devoting his full time to RMR in 1997, Mr. Portnoy was a Partner and served as Chairman of the law firm of Sullivan & Worcester LLP. As a lawyer and businessman, Barry Portnoy has structured, negotiated and documented over $20 billion of real estate transactions over a 30 year period.

27. Adam Portnoy has been the President of CWH since 2011 and served as one of its Managing Trustees since 2006. He is also President and CEO of RMR. Adam Portnoy currently serves on the Board of Governors for the National Association of Real Estate Investment Trusts (NAREIT). Before 2003, Mr. Portnoy held positions as an investment banker and venture capitalist with the International Finance Corporation, a member of the World Bank Group, ABN AMRO, and Donaldson, Lufkin & Jenrette.

28. The Independent Trustees are Joseph L. Morea, William A. Lamkin and Frederick N. Zeytoonjian.

29. Mr. Morea has been an Independent Trustee since 2012 and is a member of the Board’s Audit, Compensation and Nominating and Governance Committees. Mr. Morea was Vice Chairman, Managing Director and Head of US Equity Markets for RBC Capital Markets, an international investment bank, from 2003 until 2012. Previously, he served as Head of US Investment Banking for RBC Capital Markets and held senior level positions with UBS, Inc., PaineWebber, Inc., and Smith Barney, Inc.

30. Mr. Lamkin has served as an Independent Trustee since 2006. Mr. Lamkin is Chairman of the Board’s Audit Committee, as well as a member of the Board’s Nominating and Governance Committee and Compensation Committee. Mr. Lamkin also serves on the Boards of HPT and SIR, which are also managed by RMR. Mr. Lamkin is currently a partner in Ackrell Capital LLC, an investment bank, and Ackrell & Company, an investment advisory firm. Mr. Lamkin has experience as a financial consultant and previously held positions as a banker with large investment banks.

31. Mr. Zeytoonjian has served as an Independent Trustee since 1999. Mr. Zeytoonjian is Chairman of the Board’s Compensation Committee, as well as a member of the Board’s Audit Committee and Nominating and Governance Committee. Mr. Zeytoonjian also serves on the Board of SNH, which is also managed by RMR. Mr. Zeytoonjian is the founder, Chairman and CEO of Turf Products LLC, one the largest distributors of lawn care equipment in the United States.

D. Corvex, Related, And Their Principals

32. Corvex, an activist hedge fund founded by a disciple of Carl Icahn, and Related, a real estate investor, allegedly have acquired 10,875,500 shares (or 9.19%) of CWH collectively since January 16, 2013. They are also working closely with at least three other activist hedge funds: Luxor Capital Group, LP (“Luxor”), which, along with its affiliates, beneficially owned approximately 4.71% of CWH’s shares as of April 22, 2013; Perry Corp. (“Perry”), which, along with its affiliates, beneficially owned approximately 5.49% of CWH’s shares as of April 30, 2013; and Marcato Capital Management LLC (“Marcato”), which purported to beneficially own approximately 3.1% of CWH’s shares as of June 14, 2013.

33. Despite Corvex’s numerous public statements that its goal is to create long-term shareholder value, its recent history belies any such notion. Indeed, Corvex and Related (and each of their affiliates) have a troublesome history of managing public companies only for their private benefit.

34. For example, Jeff Blau, the principal of Related, is also the CEO of the Related Companies, a real estate developer. While an officer of the Related Companies, Mr. Blau also served as Chairman, CEO and a Managing Trustee of American Mortgage Acceptance Company (“AMAC”), a publicly owned mortgage REIT. During Mr. Blau’s tenure at AMAC, AMAC funded loans to affiliates of the Related Companies, including two large loans to development projects in Aspen, Colorado and Phoenix, Arizona, which subsequently defaulted and became worthless. Shortly thereafter, AMAC ceased operations and filed for bankruptcy. AMAC’s shareholders lost all of their value through the bankruptcy, but the Related Companies never repaid the loans.

35. Mr. Blau and Stephen Ross (the chairman of the Related companies), while officers of the Related Companies, also served as Managing Trustees on the board of Centerline Holding Company (f/k/a Charter Municipal Mortgage Acceptance Company, or “CharterMac”), a publicly owned real estate finance company. Centerline/CharterMac also provided financing directly and indirectly to affiliates of the Related Companies. During Mr. Blau’s and Mr. Ross’s combined tenure at Centerline/CharterMac from 2003 until they departed that board in 2009, shareholder value declined by 97.7%.

36. Keith Meister, the Founder and Managing Partner of Corvex, has an equally troubling history with publicly-traded real estate companies. In January 2007, for example, Mr. Meister and his former employer, Icahn Group, acquired a 14.6% ownership in WCI Communities, Inc. (“WCI”), a publicly owned real estate development company. Just like here, Mr. Meister and his colleagues criticized WCI management and stated that Icahn Group’s goal was to change management and enhance shareholder value. They did no such thing.

37. In March 2007, Mr. Meister and his colleagues launched a tender offer for WCI at $22.00 per share. The tender offer was subsequently withdrawn and Mr. Meister began a proxy contest for control of WCI. By August 2007, Mr. Meister and his colleagues were elected to the WCI Board and assumed effective control of WCI. Within approximately one year after Mr. Meister was elected to the WCI Board, WCI was forced into bankruptcy and all WCI shareholder value was lost.

38. Messrs. Meister and Blau’s “hostile takeover” of CWH promises more of the same. In its scorched-earth campaign to acquire control of CWH, Corvex, Related and their principals have made serial false and misleading statements to multiple courts, the public markets, and worst of all, thousands of CWH shareholders. Corvex’s attempted hostile takeover – in the form of the Consent Solicitation – is illegal, inequitable, and should be enjoined.

CWH WEATHERS THE FINANCIAL CRISIS

AND IMPLEMENTS A NEW BUSINESS PLAN

39. For several years since the height of the financial crisis, CWH has been implementing a business plan to divest its suburban and industrial properties, and focus its future investments on CBD office buildings. This comprehensive plan includes the following:

(a)	Creating new real estate investment trusts into which the most desirable suburban and industrial properties owned by CWH could be sold;

(b)	Selling its suburban office and industrial properties which had leasing challenges and which CWH believed had weaker future prospects than those transferred to the new REITs; and

(c)	Reinvesting the proceeds received from the creation of the new REITs and from sales of suburban and industrial properties into CBD office buildings.

40. Although CWH’s management has been continuously implementing this plan, the direct sale program of less desirable suburban and industrial properties has lagged behind, and produced less proceeds than previously anticipated. As a result, CWH’s debt-to-equity ratios increased and its fixed charge coverage ratio decreased to the point where its credit ratings teetered just above “junk” status. By late 2012, rating agencies informed the Trustees that CWH would be downgraded by mid-2013 if it did not raise significant amounts of equity capital and repay some of its debt.

41. CWH has maintained an investment grade rating since 1994, and that rating remains critically important to its continued business success. As a REIT, CWH is required to distribute at least 90% of its earnings as dividends to shareholders. In fact, almost all REITs pay out 100% of their earnings and some additional cash flow in order to increase their dividends and attract investors. Because REITs do not and cannot retain their earnings, REITs must maintain regular access to the equity and debt capital markets to repay their debts, fund their working capital requirements, and make their investments.

42. With an investment grade credit rating, CWH has financial flexibility to access capital on an expedited basis to carry out its long term business plan. For example, CWH’s investment-grade credit rating allows it to submit bids for CBD properties without mortgage financing contingencies, a distinct competitive advantage. CWH’s investment-grade credit rating also benefits CWH’s day-to-day business activities by allowing it to negotiate favorable lease terms with potential tenants – tenants who frequently require significant commitments from the landlords for build out and otherwise. In addition, if CWH lost its investment grade rating, the interest rates on its floating rate debt would increase and adversely affect its ability to issue new debt and repay maturing debt.

CWH’S NEED TO RAISE EQUITY AND

REDUCE DEBT THROUGH AN EQUITY OFFERING

43. By late December 2012, the Trustees became increasingly concerned that CWH would lose its investment grade ratings by mid-2013 if it failed to raise significant amounts of equity capital to repay some of its debt. Around this time, CWH began discussions with various investment banks about the possibility of a large equity issuance by CWH, with proceeds to be applied to debt repayments. CWH, its counsel, and the investment banks began earnest consideration of a possible equity offering well before Corvex covertly began accumulating CWH shares on January 16, 2013.

44. On February 23, 2013, the Trustees met to review the 2012 year-end results, which were to be filed with the SEC on Monday, February 25, 2013. After extensive discussion about risks and benefits of an offering, the Trustees authorized the launch of the Equity Offering. The Equity Offering was announced the morning of February 25, 2013, along with the filing of CWH’s annual report.

45. Within seventy-two hours, the Equity Offering was oversubscribed by more than four times, according to Corvex’s own court filings. Indeed, contrary to Corvex’s numerous public statements that CWH is “uninvestable,” the Equity Offering marked the fourth time in recent years that CWH raised capital through an oversubscribed debt or equity offering.

CORVEX LAUNCHES ITS PUBLIC CAMPAIGN TO

TAKEOVER CWH AND ENJOIN THE EQUITY OFFERING

46. The morning after CWH announced the Equity Offering, on February 26, 2013, Corvex publicly disclosed for the first time that it owned 9.75% of CWH’s common shares, a position it had secretly accumulated through open market purchases beginning in January 2013. In its initial public disclosure, Corvex was coy, stating that it “intend[s] to have conversations, meetings and other communications with the management and board of trustees of [CWH], shareholders and other persons, in each case to discuss [CWH’s] business, strategies, and other matters . . . .” But a public message of a new desire to engage with management would not have served Corvex’s goals, which required something more dramatic to encourage short-term hedge funds and arbitrageurs to buy CWH shares. So just a few hours later, Corvex announced its purported willingness to buy all outstanding shares of CWH for $25 per share, though financing for such an offer was not disclosed and later proved illusory.

47. Two days later, on March 1, 2013, only after excoriating the Trustees in the press for refusing to terminate the Equity Offering and instead accept its low-ball, unfinanced offer (which, according to their own proposal letter, undervalued CWH by at least $15 per share), and only after first filing in the Maryland courts in a clear attempt at forum-shopping, Corvex filed a second Complaint and an emergency motion for a temporary restraining order (“TRO”) to enjoin the Equity Offering in Massachusetts federal court. On March 4, 2013, after briefing and oral argument, the court denied Corvex’s motion for a TRO, finding as follows:

•

Corvex (and the plaintiff in a related action) had failed to establish any of the four elements required to obtain a TRO: no likelihood of success on the merits, no irreparable harm, no balance of the equities, and no harm to the public. Corvex v. CommonWealth REIT, C.A. No. 13-CV-10475, slip op. at 5 (D. Mass. Mar. 4, 2013).

•

Corvex’s claim challenging the Equity Offering was a “state law claim” governed by Maryland law. (Id. at 6-7) “The statutory business judgment rule that governs here is codified under the Maryland code at section 2-405.1(e), ‘[a]n act of a director of a corporation is presumed to satisfy the standards of subsection (a) of th[at] section that is, that a director shall perform his duties in good faith, in a manner he or she believes, reasonably believes to be in the best interests of a corporation, and with the care that an ordinarily prudent person in a like position would use under those circumstances.” (Id. at 7-8)

•

“Given this presumption under Maryland law in regards to the business judgment rule and presumption . . ., there’s a particular finding that anyone challenging those actions needs to make.” (Id. at 7-8)

•	“[H]ere have been legitimate business reasons offered for the action taken by the defendants in making the equity offering and the [debt] tender offer.” (Id. at 9)

•

Defendants had offered substantial evidence in response to Corvex’s eleventh hour TRO showing, among other things, “that the purpose of the offering is to increase the debt stability of CommonWealth and the offering had been planned for several months in an attempt to avoid a possible credit agency downgrade, which would increase the cost of future borrowing.” (Id. at 10)

•

“For all of the reasons based on the record now before me, I can’t say that the Corvexs have shown a likelihood of success on the breach of fiduciary duty claim in regards to the timing, structuring, or execution of the equity offer or the tender offer.” (Id. at 12)

48. The Equity Offering closed the following morning, March 5, 2013, as scheduled.

CORVEX CONTINUES WITH ITS UNLAWFUL TAKEOVER CAMPAIGN

49. Undeterred by Judge Casper’s holding that Corvex’s claims had no likelihood of success, Corvex continued its campaign to acquire control of CWH without paying a control premium.

50. On March 12, 2013, just one week after the Equity Offering closed, Corvex published a letter to the Independent Trustees requesting, among other things, to meet with them about Corvex’s public proposal to “unlock shareholder value.” Once again, Corvex publicly masked its true intentions.

51. On the morning of March 13, 2013, before the market opened and the Independent Trustees could respond to Corvex’s letter, Corvex filed a Preliminary Consent Solicitation Statement with the U.S. Securities and Exchange Commission (“SEC”), seeking to remove the entire Board of Trustees without cause.

52. Two days later, on March 15, 2013, Corvex returned to the Maryland state court, filing an amended complaint seeking, among other things, a declaration that certain Bylaws that limited the right to seek a record date to commence the process of removing trustees by written consent to those shareholders who had held at least $2,000 in market value, or 1% of CWH’s common shares for at least one year (the “$2,000/1-year Bylaw”), and a subsequently adopted bylaw that raised the threshold holding requirements to a shareholder or group of shareholders who had held at least 3% of CWH’s shares continuously for at least three years (the “3%/3-year Bylaw”) (collectively, the “Record Date Bylaws”), were invalid under Maryland law. The same day, Corvex filed a Motion for Partial Summary Judgment, asking the court to find the Record Date Bylaws invalid.

53. Corvex’s authority for this motion was not any provision of Maryland’s preeminent REIT Law, or even CWH’s governing documents. Rather, Corvex alleged that the Record Date Bylaws were invalid because they had “the effect of limiting, impairing, or destroying the shareholders right to remove the trustees without cause at any time.” To this day, Corvex has not cited a single case applying such a standard.

54. On March 26, 2013, Adam Portnoy and Barry Portnoy met with Keith Meister and Jeff Blau to better understand the actions that Corvex requested CWH take. No agreements were achieved at this meeting. Two days later, Corvex again made clear that it had no interest in working constructively with CWH’s Trustees and management to maximize long-term value for the shareholders. On March 28, 2013, Corvex sent a letter to the Trustees which, among other things, purported to offer to enter into negotiations to acquire CWH for $24.50 per share.

55. This “offer” was $15 less than the purported intrinsic value of $40 per share publicly estimated by Corvex, and half of what Corvex publicly claimed CWH would be worth by the end of 2014.

56. Moreover, Corvex’s “offer” letter explicitly threatened the Trustees that if they did not agree to sell CWH to Corvex on Corvex’s proposed terms, Corvex would proceed with its unlawful Consent Solicitation to attempt to remove all of the Trustees. Corvex’s letter failed to explain how it would finance such an acquisition, or identify the individuals it intended to support for appointment to the Board of Trustees if its Consent Solicitation succeeds.

57. On April 9, 2013, Adam Portnoy, Barry Portnoy, Joe Morea, and CWH’s financial advisors from Bank of America Merrill Lynch met with Keith Meister, Jeff Blau, Richard O’Toole, and representatives of Corvex’s financial advisors, in a good faith effort to address the issues raised in Corvex’s letters to the Board of Trustees. Once again, no agreements were reached at this meeting as it became clear that, absent a sale to Corvex on Corvex’s terms, Corvex intended to proceed with its unlawful Consent Solicitation.

58. On April 10, 2013, Corvex publicly filed its definitive Consent Solicitation Statement.

CORVEX’S DEFICIENT RECORD DATE DEMAND

59. On April 12, 2013, in connection with its unlawful Consent Solicitation, Corvex delivered to CWH and the Trustees a cover letter enclosing other letters from Corvex Master Fund L.P. (“Corvex Fund”), another purported shareholder named David R. Johnson, and Cede & Co., demanding that the Trustees fix a record date for its unlawful Consent Solicitation. None of these letters made any good faith effort to comply with the Informational Requirements. Corvex and its counsel apparently believed it sufficient merely to attach their various public filings to the record date demand, with the expectation that CWH and its Trustees would comb through more than 700 single-spaced pages and speculate as to what Corvex might have said, had Corvex actually complied with the Informational Requirements.

60. In a letter dated April 18, 2013, CWH explained that while it had not completed its review of the record date demands, the record date demands appeared to be invalid for at least the following reasons:

•	Corvex Fund had failed to provide evidence that Corvex Fund, any affiliated person, or any combination thereof, has owned three percent of CWH’s shares for three years as required by the CWH Bylaws;

•	Corvex’s Consent Solicitation Statement enclosed with its record date demand seeks to remove CWH’s entire Board of Trustees “without cause,” in violation of the Maryland Unsolicited Takeovers Act; and

•

The share certificate provided by Corvex Fund was for only 2,500 shares, and it was unclear whether the share certificate represented all of the shares owned by Corvex Fund as required by the CWH Bylaws.

61. CWH invited Corvex to provide more information regarding its share ownership, to present a consent that was based upon some alleged cause to remove the Trustees, or to make other corrections.

62. Corvex refused to comply with these requests. Instead, on April 22, 2013, Corvex conceded in a one-page letter that it had failed to meet both the 3%/3-year and other notice requirements, but “categorically reject[ed]” the Trustees’ request for additional information concerning its holding requirements and consent solicitation, and claimed – without citation – that “[a]s you know, each of the purported bylaw requirements is invalid and unenforceable as a matter of law . . . .”

63. Corvex threatened that if the Trustees refused to set a record date that same day, April 22, 2013, then it was Corvex’s “position” that the record date to determine the shareholders entitled to act by written consent pursuant to the Consent Solicitation was April 22, 2013. Corvex’s letter did not challenge any provision of the Informational Requirements, nor did it purport to satisfy each of them. Nor did Corvex ever challenge the validity of or even mention the Informational Requirements.

64. The Trustees promptly responded to Corvex’s April 22 letter. On April 25, 2013, counsel for the Trustees informed Corvex’s counsel that in light of Corvex’s concession in its letter that it had failed to comply with the Advance Notice Bylaws in at least some respects, the Trustees were suspending their consideration of the demands. The Trustees also disputed Corvex’s claim that the Trustees’ refusal to set a record date by April 22, 2013 would result in the de facto setting of April 22 as the record date. As the Trustees’ counsel stated, “[t]hat fiction is legally meaningless, and your continued assertion of that fiction can only mislead CWH’s shareholders and cause CWH to incur unnecessary expense.”

65. Until a meet-and-confer two days before the initial scheduling conference with this Panel, Corvex never asked CWH or the Trustees for a list of defects in Corvex’s record date demand. If Corvex did not fully understand the requirements of CWH’s Bylaws, it never let on.

66. Nevertheless, since April 25, 2013, Corvex has abandoned any pretense of attempting to satisfy the Record Date Bylaws and Informational Requirements. Corvex has, however, proceeded with its Consent Solicitation, premised on the legal fiction that April 22, 2013 is a valid record date. Using this fiction, Corvex purports to “solicit” written consents from persons who are no longer shareholders of CWH, or who have dramatically reduced their holdings, and then proclaims that it has received shareholder support for its solicitation, even though many such supporters may no longer be shareholders.

67. There has been massive turnover in CWH shares since Corvex’s fictional record date. CWH has approximately 118 million shares outstanding. The average daily trading volume from April 22, 2013 to June 3, 2013 was 2,062,600 shares per day, with spikes in trading occurring on May 3, 2013 (the day of oral argument before the Maryland Circuit Court on Corvex’s motion to stay arbitration and motion for partial summary judgment) and on May 9, 2013 (the day after the Maryland Circuit Court issued its opinion and order denying Corvex’s motions). Also, SEC filings by certain arbitrageurs (who have publicly stated their support for Corvex’s actions) have made it clear that CWH shares are rapidly trading hands. In total, over 65 million shares of CWH – more than half of the number of outstanding shares – have traded since April 22, 2013. Many of these Corvex-friendly traders being asked by Corvex to give their consent to remove the Trustees are no longer shareholders at all and their interests are not aligned with the long-term interests of CWH and its long-term shareholders.

CORVEX HAS FAILED TO SATISFY THE VALID

RECORD DATE BYLAWS AND INFORMATIONAL REQUIREMENTS

A. The Record Date Bylaws

68. The Maryland REIT Law empowers the Trustees to “[m]ake and alter bylaws not inconsistent with law or with its declaration of trust to regulate the government of the real estate investment trust and the administration of its affairs.” MD. CODE ANN., CORPS. & ASS’NS § 8-301(11). And unlike Delaware corporate law, the Maryland REIT Law gives shareholders no right to adopt or amend bylaws unless the declaration of trust provides otherwise. MD. CODE ANN., CORPS. & ASS’NS § 8-301. Here, the CWH Declaration of Trust gives the Trustees the exclusive power to adopt and amend the Bylaws. (Decl. of Trust § 3.3) Moreover, it gives these

Trustees “full, absolute and exclusive power, control and authority over the Trust Estate.” (Decl. of Trust § 3.1) And Section 3.1 of the Declaration of Trust states: “In construing the provisions of the Declaration, the presumption shall be in favor of the grant of powers and authority to the Trustees.” (Id.)

69. Section 6.12 of the Declaration of Trust addresses the fixing of record dates for various events, including for shareholder actions by written consent. It provides that “[t]he Bylaws may provide for fixing or, in the absence of such provision, the Trustees may fix, in advance, a date as the record date for determining the Shareholders entitled . . . to express consent to any proposal without a meeting . . . or for any other purpose.” (Decl. of Trust, § 6.12 (emphasis added)) The Declaration of Trust does not require that the Bylaws or the Trustees ever fix a record date for action by written consent, under any circumstances.

70. CWH’s Bylaws govern the setting of a record date for shareholder action by written consent. Pursuant to their broad powers under Maryland’s REIT law and the CWH Declaration of Trust, the Trustees adopted the Record Date Bylaws more than four years ago, on February 25, 2009. (HRPT Properties Trust, Amended and Restated Bylaws (Feb. 25, 2009))1 Specifically, Section 2.14.1(a) of the Bylaws provided in part:

Nominations of individuals for election to the Board of Trustees and the proposal of other business to be considered by the shareholders at an annual meeting of shareholders may be properly brought before the meeting (i) pursuant to the trust’s notice of meeting or otherwise properly brought before the meeting by or at the direction of the Board of Trustees or (ii) by any shareholder of the Trust who (A) has continuously held at least $2000 in market value, or 1%, of the Trust’s shares entitled to vote at the meeting on such election or the proposal for other business, as the case may be, for at least one year from the date such shareholder gives the notice provided for in this Section 2.14.1 . . . and continuously holds such shares through and including the time of the annual meeting (including any adjournment or postponement thereof), (B) is a

[1]	HRPT became CWH through a name change approved by the Trustees in June 2010.

shareholder of record at the time of giving the notice provided for in this Section 2.14.1 through and including the time of the annual meeting (including any adjournment or postponement thereof), (C) is entitled to make nominations or propose other business and to vote at the meeting on such election, or the proposal for other business, as the case may be and (D) complies with the notice procedures set forth in this Section 2.14 as to such nomination or other business. Section 2.14.1(a)(ii) shall be the exclusive means for a shareholder to make nominations or propose other business before an annual meeting of shareholders, except to the extent of matters which are required to be presented to shareholders by applicable law which have been properly presented in accordance with the requirements of such law.

(Bylaws § 2.14 (Feb. 25, 2009) (emphasis added)) In addition, Section 2.15 provided in part that “[n]o shareholder may make a Consent Record Date Request unless such shareholder (i) complies with the requirements set forth in Section 2.14.1(a)(ii)(A) . . . .”2

71. On January 10, 2012, the Trustees adopted Amended and Restated Bylaws. The amendments increased the ownership percentage necessary to nominate individuals to the Board of Trustees, as well as the length of time during which those shares were required to be held, but permitted shareholders to aggregate their shares to meet the test. Specifically, Section 2.14.1(b) now provides:

Nominations of individuals for election to the Board of Trustees at an annual meeting of shareholders may be properly brought before the meeting (i) pursuant to the trust’s notice of meeting by or at the direction of the Board of Trustees or (ii) by any one or more shareholders of the Trust who (A)(1) at the date of the giving of the notice provided for in this Section 2.14.1, individually or in the aggregate, hold at least 3% of the Trust’s shares of beneficial interest entitled to

[2]

Corvex’s challenge to the Record Date Bylaw adopted in February 2009 (and any other Bylaw adopted before March 2010) is barred by the three-year statute of limitations. MD. CODE ANN., CTS. & JUD. PROC. § 5-101 (“A civil action at law shall be filed within three years from the date it accrues . . . .”). Under Maryland law, “a cause of action accrues when: (1) the legally operative facts permitting the filing of a claim come into existence; and (2) the claimant has notice of the nature and cause of his or her injury.” See Miller v. Pacific Shore Funding, 224 F. Supp. 2d 977, 986 (D. Md. 2002), aff’d, No. 03-1029, 2004 WL 144138 (4th Cir. January 28, 2004), cited with approval in Moreland v. Aetna U.S. Healthcare, Inc., 152 Md. App. 288, 297 (2003); see also Kumar v. Dhana, 198 Md. App. 337, 342 (2011) (finding that cause of action begins to accrue “on the date of the wrong”), aff’d, 426 Md. 185 (2012).

vote at the meeting on such election and have held such shares continuously for at least three years, and (2) continuously hold such shares through and including the time of the annual meeting (including any adjournment or postponement thereof), (B) are each a shareholder of record of the Trust at the time of giving the notice provided for in this Section 2.14.1 through and including the time of the annual meeting (including any adjournment or postponement thereof), (C) are each entitled to make nominations and to vote at the meeting on such election and (D) comply with the notice procedures set forth in this Section 2.14.1 as to such nomination. Section 2.14.1(b)(ii) shall be the exclusive means for any shareholder to make nominations of individuals for election to the Board of Trustees.

(Bylaws § 2.14 (Jan. 10, 2012) (emphasis added))3

72. On March 1, 2013, the Trustees amended Section 3.14 of the Bylaws to clarify that a shareholder seeking a record date for an action by written consent to remove one or more Trustees must comply with the same Bylaw requirements as a shareholder nominating an individual for election to the Board of Trustees. Specifically, Section 3.14 provides:

A Trustee may be removed at any time (a) with or without cause by the affirmative vote of the holders of shares representing two-thirds of the total votes authorized to be cast by shares then outstanding and entitled to vote thereon, voting as a single class, at a meeting of shareholders properly called for that purpose or (b) with cause by the affirmative vote of all remaining Trustees. For the avoidance of doubt, any shareholder seeking to take action at a meeting of shareholders or by written consent to remove one or more Trustees shall comply with all of the requirements in ARTICLE II applicable to a shareholder seeking to nominate an individual for election to the Board of Trustees.

(Bylaws § 3.14)

73. None of the Record Date Bylaws restricts any vote by CWH’s shareholders for nominees who have been duly nominated in accordance with the Record Date Bylaws, or the right of shareholders to consent to the removal of one or more Trustees.

[3]	Section 2.14.1(b) clearly provides that holdings may be “aggregate[d]” for purposes of determining whether a shareholder or group of shareholders has met the requirements.

74. Moreover, Corvex’s Schedule 13D (and subsequent filings) make clear that it purchased its interest in CWH beginning on January 16, 2013, nearly four years after CWH first adopted Record Date Bylaws, and a year after CWH had increased to three years the period during which shares must be owned in order to nominate individuals to the Board of Trustees, make proposals, or seek a record date.

B. The Informational Requirements

75. CWH’s Bylaws also include a provision requiring that any shareholder seeking to nominate individuals to the Board of Trustees must also provide advance notice to CWH that contains specified information about, among other things, the shareholder, its holdings, its affiliates, and its purposes (the “Informational Requirements”). (Bylaws § 2.14.1(d)) Because the Informational Requirements are included in “the requirements set forth in Section 2.14.1,” Section 2.15(a) requires that a shareholder requesting a record date to take action by written consent also comply with the Informational Requirements.

76. There is nothing unusual about the Informational Requirements. Indeed, the other public companies which Corvex’s principals, Messrs. Meister and Mr. Blau, serve or have served as board members have such bylaw provisions. The same is true of thousands of other publicly traded entities, which institute these provisions because they promote good firm governance by ensuring that directors or trustees have the information necessary to fully consider any proposal and evaluate the shareholders that propose it. Such disclosure requirements also pull back the veil of secrecy from any contracts, arrangements, or understandings among shareholders and other parties.

77. Tellingly, after more than three months of litigation, Corvex has failed to identify in its Counterclaims or its Motion to Compel which Informational Requirements it contends are reasonable, and which provisions are purportedly “exceedingly complex, ambiguous, and sometimes contradictory.” (Counterclaims ¶¶ 3.17; 7.1-7.5) Instead, without having made any good faith attempt to comply with the Informational Requirements, Corvex blithely claims that whatever Bylaw it failed to comply with must have been invalid.

78. As explained above, the Record Date Bylaws and Informational Requirements were validly adopted and are enforceable under Maryland law. Because Corvex has failed to satisfy each of these requirements, its Consent Solicitation is unlawful, and should be enjoined.

THE TRUSTEES CANNOT BE REMOVED WITHOUT CAUSE

79. In addition to failing to satisfy the requirements set forth in the Advance Notice Bylaws, Corvex’s Consent Solicitation is unlawful because it seeks to remove all of the Trustees without cause. Such action is prohibited by the Maryland Unsolicited Takeovers Act, MD. CODE ANN., CORPS. & ASS’NS, § 3-801, et seq. (the “MUTA”). In 1999, the Maryland legislature enacted the MUTA to empower boards of Maryland corporations and REITs to adopt certain takeover defenses that would force a potential acquirer to negotiate with the board for a fair price by empowering a target board to “just say no.”

80. Since its enactment, the Trustees have from time to time opted into various provisions of the MUTA. In 2000, for example, the Trustees opted into separate provisions that prevent a hostile bidder from packing a target board with its own hand-picked nominees, and thereby overriding the incumbent board’s ability to resist its takeover attempt. MD. CODE ANN., CORPS. & ASS’NS, § 3-804(b) (providing that “the number of directors of a corporation [or REIT] shall be fixed only by vote of the board of directors”); § 3-804(c) (providing that “[e]ach vacancy on the board of directors of a corporation [or REIT] may be filled only by the affirmative vote of a majority of remaining directors in office, even if the remaining directors do not constitute a quorum”).

81. On April 12, 2013, in response to Corvex’s hostile takeover threat, the Trustees elected to be subject to the provisions of Section 3-803 of the MUTA. Section 3-803 of the MUTA enables the trustees of a Maryland REIT to create a staggered board structure, in which the trustees serve three year terms and only a third of the trustees are elected in any given year, even if the declaration of trust contained any contrary provisions. The Trustees’ election was significant. Although CWH has maintained a classified board since 1986, the Trustees’ decision to stagger its board under Section 3-803 ensured that the Trustees could not be removed without cause, notwithstanding a contrary provision in its Declaration of Trust or Bylaws. As the Trustees will show, permitting shareholders to remove trustees without cause would be inconsistent with the purpose and function of the staggered board contemplated by an election to be governed by Section 3-803. Thus, Corvex is wrong when it claims that the Trustees’ election into Section 3-803 has no effect on its ability to remove all of the Trustees without cause.

CORVEX’S CONSENT SOLICITATION IS FALSE

AND MISLEADING AND SHOULD BE ENJOINED, AND

ANY CONSENTS CORVEX COLLECTS SHOULD BE INVALIDATED

82. In addition to failing to satisfy the Advance Notice Bylaws, Corvex should be enjoined from proceeding any further with its Consent Solicitation because it is based on numerous false and misleading statements and partial disclosures. Most significantly, Corvex has never disclosed that it is attempting to steal control of CWH through removal of CWH’s Board of Trustees, without having to pay CWH shareholders a control premium.

83. As the first step in this plan, Corvex publicly claimed that it wanted to buy all CWH shares for $25.00 per share, which it then bumped to $27.00 per share. Corvex’s illusory “offers” achieved its goal of drawing CWH shares out of the hands of long-term investors and into the hands of short-term arbitrageurs. In the ensuing months, as it waged a public campaign against the Trustees, Corvex backed off its “offer” when it perceived that its Consent Solicitation might succeed. Indeed, just days after informing this Panel in a teleconference that it would have the requisite number of shares to succeed in its Consent Solicitation, Corvex privately reneged on its public “offer” to buy all CWH shares, and it has omitted from its Consent Solicitation website any reference to these “offers” (including in its index of press releases, where several press releases are conspicuously missing).

84. In a private letter to the Indiana Department of Insurance dated May 28, 2013, Corvex stated that it had no present intent to acquire all of the outstanding shares of CWH, stating:

Corvex and Related have no plans to exercise or acquire control of CommonWealth. Although Corvex and Related made an acquisition proposal to CommonWealth’s board of trustees in February 2013 as an alternative to a highly dilutive equity offering sponsored by the board and Messrs. Portnoy, the CommonWealth board rejected such proposal and went ahead to complete their proposed equity offering. In addition, Corvex and Related have publicly disclosed that following the successful completion of the written consent solicitation, they would not seek any material transaction without the approval of a majority of the outstanding shares not held by Corvex and Related. To reiterate, however, Corvex and Related have no plans to seek a change of control transaction at this time, and completion of any such transaction – if it were to be proposed in the future – would only be done in consultation with the Department.

85. This statement directly contradicts Corvex’s numerous public prior statements concerning its present intent to takeover CWH by, among other things, acquiring all of the shares of CWH for a control premium. Apparently, Corvex’s numerous “proposals” were simply a ruse to churn the stock and win support for its Consent Solicitation, not a bona fide offer to the shareholders. Most of all, Corvex’s about face raises serious questions about Corvex’s other public statements concerning its Consent Solicitation, which must be answered fully and honestly before it is permitted to proceed any further.

86. Once Corvex successfully drove millions of shares into the hands of arbitrageurs, it publicly proclaimed a new rationale for its hostile takeover. Despite its earlier promises of a control premium, Corvex now claims that it wants to remove the Trustees to empower CWH shareholders to elect new Trustees who will end RMR’s role in CWH’s business and allegedly increase value. Corvex’s statements to this effect are just as false as its earlier suggestions that it would make an offer for all CWH shares at a premium once it deposed the Trustees.

87. It now appears that Corvex’s true goal is to create a vacuum at CWH’s helm into which it will step with the help of other short-term, opportunistic investors. To be sure, despite its claims for corporate governance reform, Corvex has stated publicly that it intends to fill this power vacuum with its own hand-picked CEO and management team, who will undoubtedly be under the thrall of Corvex. However, without a Board of Trustees in office it is unclear how these replacements will be installed.

88. Thus, Corvex’s call for corporate governance reform is not only false and misleading, but it eviscerates a cardinal precept of Maryland REIT Law that the Trustees are exclusively empowered to manage the business and affairs of the REIT. Indeed, there is nothing in the Maryland REIT Law that even suggests such power should be entrusted to shareholders, let alone a single shareholder or group of short-term, opportunistic shareholders.

89. But Corvex’s efforts to mislead shareholders do not end there. Even if Corvex’s stated purposes for the Consent Solicitation were genuine, Corvex has made incomplete and unsupported claims and failed to provide basic information shareholders need to make a fully informed decision concerning the Consent Solicitation. This includes, but is not limited to, unsupported or grossly exaggerated statements regarding CWH’s present and future value, and failure to disclose material agreements, arrangements, or understandings that Corvex has entered into with other opportunistic investors, including Luxor and Perry, both of whom have supported Corvex’s litigation efforts, as well as Marcato, who has previously teamed up with Corvex on other hostile takeover efforts.

90. Corvex’s false and misleading statements violate Maryland law and Sections 14(a) and 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), both of which require that all material information be disclosed when soliciting shareholder approval for a transaction. The damage done by Corvex to CWH’s shareholders and the capital markets in connection with its Consent Solicitation cannot be undone. Absent an order enjoining Corvex from proceeding with its Consent Solicitation, Corvex will be permitted to benefit from its unlawful and inequitable conduct.

FIRST CAUSE OF ACTION

(For A Declaration That CWH’s Record Date Bylaws Are Valid And That Corvex’s

Record Date Demands Are Not Valid)

91. As explained above, the Trustees validly enacted the Record Date Bylaws pursuant to CWH’s Declaration of Trust and their authority under Maryland law.

92. Corvex has nonetheless refused to follow the Record Date Bylaws and has challenged their validity first in court and now in this Arbitration.

93. The Trustees respectfully request that the Panel declare that (i) the Record Date Bylaws are valid under CWH’s Declaration of Trust and Maryland law, and (ii) that Corvex has not complied with them.

SECOND CAUSE OF ACTION

(For A Declaration That CWH’s Informational Requirements Are Valid And That

Corvex’s Record Date Demands Are Not Valid)

94. As explained above, the Trustees validly enacted the Informational Requirements pursuant to CWH’s Declaration of Trust and their authority under Maryland law.

95. Corvex has refused to submit the information required by the Informational Requirements in support of its request for a record date and has challenged their validity first in court and now in this Arbitration.

96. The Trustees respectfully request that the Panel declare that (i) the Informational Requirements are valid under CWH’s Declaration of Trust and Maryland law, and (ii) Corvex has not complied with them.

THIRD CAUSE OF ACTION

(For A Declaration That The Trustees Cannot Be Removed Without Cause And That

Corvex’s Consent Solicitation Is Not Valid)

97. As explained above, the Trustees opted into Section 3-803 of the MUTA, which, among other things, authorizes the Trustees to unilaterally classify CWH’s Board notwithstanding any contrary provision in the Declaration of Trust or the Bylaws.

98. The trustees of a board classified under Section 3-803, like CWH’s Board, may not be removed without cause, notwithstanding any contrary provision in the company’s declaration of trust or bylaws.

99. Corvex has nonetheless proceeded with its Consent Solicitation, which calls for the removal of all of CWH’s Trustees without cause.

100. The Trustees respectfully request that the Panel declare that (i) Section 3-803 of the MUTA prevents removal of the CHW Trustees without cause, notwithstanding any contrary provision in CWH’s Declaration of Trust or Bylaws, and (ii) Corvex’s Consent Solicitation is therefore invalid.

FOURTH CAUSE OF ACTION

(For Violations Of Section 13(d) Of The Exchange Act and Rule 13d-1 Thereunder)

101. Corvex, Related, Luxor, Perry, Marcato, and Stephen Ross have a common purpose of seeking control of CWH and plan to significantly alter CWH’s business and operations, and have purchased their CWH shares in pursuit of these common purposes, as explained above.

102. Corvex, Related, Luxor, Perry, Marcato, and Stephen Ross have agreed to act as a group for the purpose of acquiring or holding CWH shares to further the group’s course of action to seek to change or influence control of CWH as hereinbefore described.

103. Corvex has never disclosed in any Schedule 13D filing any decision to act as a group with Luxor, Perry, Marcato, or Stephen Ross.

104. The Schedule 13D filings made by Corvex therefore contain untrue statements of material fact, omit material facts necessary to make their statements not misleading, and omit material facts required to be stated by Section 13(d), and Rule 13d-1 thereunder, including, among other things, that Corvex and Related have decided to act together as a group of owners of CWH shares for the purposes and plans as hereinbefore described. Corvex and Related, with Luxor, Perry, Marcato, and Stephen Ross, have also knowingly failed to amend their Schedule 13D filings to disclose their decision to act as a group for the purposes and plans as described above.

105. By reason of the foregoing acts, transactions, practices, and courses of business, the Corvex violated Section 13(d) of the Exchange Act and Rule 13d-1 thereunder, and injured CWH and its shareholders as a result.

FIFTH CAUSE OF ACTION

(For Violations Of Section 14(a) Of The Exchange Act And Rule 14a-9 Thereunder)

106. The Consent Solicitation Statement, as well as other solicitation materials promulgated by Corvex, contains untrue statements of material fact and omits material facts necessary to make the statements that were made not misleading in violation of Section 14(a) of the Exchange Act and Rule 14a-9.

107. By reason of the foregoing acts, transactions, practices, and courses of business, Corvex violated Section 14(a) of the Exchange Act and Rule 14a-9 thereunder, and injured CWH and its shareholders as a result.

SIXTH CAUSE OF ACTION

(For Indemnification)

108. As explained above, Corvex has violated the Record Date Bylaws, Advance Notice Bylaws, and the Informational Requirements by proceeding with its Consent Solicitation. Furthermore, Corvex violated the Arbitration Bylaw by filing meritless lawsuits against CWH and the Trustees in both Maryland state and Massachusetts federal court.

109. CWH and its shareholders are protected from the costs of such frivolous litigation through indemnification clauses in its Declaration of Trust and Bylaws. These provisions of CWH’s Declaration of Trust were added by amendment approved by shareholders in May 2007. These provisions require shareholders to reimburse CWH for all attorneys’ fees, costs, expenses, and other amounts arising from a shareholder’s violation of the Declaration of Trust or Bylaws, or in any losing action brought by a shareholder against CWH or the Trustees.

110. Corvex should be ordered to pay all expenses, including attorneys’ fees, that the Trustees and CWH incurred in opposing and evaluating the Consent Solicitation and in defending the two lawsuits filed by Corvex in Maryland state court and Massachusetts federal court.

PRAYER FOR RELIEF

WHEREFORE, the Trustees request that the Panel enter an award in their favor and against Corvex and Related as follows:

(a)	declaring that the Advance Notice Bylaws are valid and enforceable, and that Corvex and Related have failed to satisfy the requirements set forth in the Advance Notice Bylaws in connection with the Consent Solicitation;

(b)	declaring that the Trustees validly opted into Section 3-803 of the MUTA, and that the Trustees can only be removed “for cause” pursuant to Section 3-803 of the MUTA;

(c)	declaring that the Trustees did not breach their fiduciary duty obligations to CWH or its shareholders in connection with the events alleged in the Counterclaims, and that the Trustees did not engage in corporate waste in regards to the employment of, and compensation to, RMR;

(d)	declaring that the Consent Solicitation contains false and misleading statements in violation of Section 13(d) and Section 14(a) of the Exchange Act, and enjoining Corvex and Related from further proceeding with the Consent Solicitation;

(e)	enjoining Corvex, Related, and their principals from proceeding with the Consent Solicitation;

(f)	finding and adjudging that Corvex and Related have formed a group with Stephen Ross, Luxor, Perry, and Marcato under Section 13(d) of the Exchange Act, 15 U.S.C. § 78m(d), and Rule 13d-1 thereunder, 17 C.F.R. § 240.13d-1, for the purpose of seeking to change or influence control of CWH described above;

(g)	ordering Corvex and Related to divest their CWH shares since they, with Stephen Ross, Luxor, Perry, and Marcato, formed an intent to seek to change or influence the control of CWH, as described above;

(h)	ordering Corvex and Related to divest their CWH shares since they, with Stephen Ross, Luxor, Perry, and Marcato, decided to act as a group for the purposes of seeking to change or influence control of CWH as described above;

(i)	enjoining Corvex and Related from acquiring any further CWH shares or asserting any rights with respect to CWH by virtue of the ownership of such CWH shares, until such divestitures are completed and corrective disclosures are made;

(j)	denying the relief requested in the Counterclaims in all respects;

(k)	awarding such damages, and the costs and disbursements of this action, as are permitted by CWH’s Declaration of Trust and Bylaws, and applicable law; and

(1)	granting CWH such other and further relief as the Panel deems just and proper.

Robert S. Saunders

Stephen D. Dargitz

Joseph O. Larkin

Daniel R. Ciarrocki

Jessica L. Raatz

SKADDEN, ARPS, SLATE,

  MEAGHER & FLOM LLP

One Rodney Square

P.O. Box 636

Wilmington, Delaware 19899-0636

Tel.: (302) 651-3000

Fax: (302) 651-3001

Counsel for Claimants Barry M. Portnoy, Adam D. Portnoy, Joseph L. Morea, William A. Lamkin, and Frederick N. Zeytoonjian

DATED: June 17, 2013

34